- --------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

(Mark One)

 X                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
- ---                      SECURITIES EXCHANGE ACT OF 1934
       For the period from January 1, 1994 to December 31, 1995


                                       OR

                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
- ---                      SECURITIES EXCHANGE ACT OF 1934
               For the transition period from ________ to ________

                        Commission file number: _________


                               SINTER METALS, INC.
                                  SAVINGS PLAN
              (Full title of the Plan and the address of the Plan,
                  if different from that of issuer named below)


                               Sinter Metals, Inc.
                  Terminal Tower, 50 Public Square, Suite 3200
                              Cleveland, Ohio 44113
               (Name of issuer of the securities held pursuant to
           the Plan and the address of its principal executive office)

- --------------------------------------------------------------------------------

                        SINTER METALS, INC. SAVINGS PLAN
                   (Formerly known as the Pennsylvania Pressed
                       Metals, Inc. Savings Plan) ("Plan")

                  Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements:
- ---------------------

Report of Independent Auditors

Statements of Net Assets Available for Plan Benefits,
December 31, 1995

Statements of Changes in Net Assets Available for Plan Benefits,
For the Period from January 1, 1995 through
December 31, 1995

Notes to Financial Statements


Schedules:
- ----------

Item 27a -- Schedule of Assets Held for Investment Purposes
December 31, 1995

Item 27d -- Schedule of Reportable Transactions For the Period from January 1, 1995 through December 31, 1995



All other schedules are omitted as not applicable or not required.

Exhibit
- -------
  23   -    Consent of Independent Public Accountants

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, an authorized representative of the Sinter Metals, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on the Committee's behalf by the undersigned hereunto duly authorized.


                                       SINTER METALS, INC.
                                       SAVINGS PLAN

                                       By  The Sinter Metals, Inc. Savings
                                           Plan Administrative Committee


Date:  June 21, 1996
                                       By /s/ Joseph W. Carreras
                                          -------------------------------
                                           Joseph W. Carreras,
                                           Committee Chairman

                                  EXHIBIT INDEX

Exhibit
Number            Description of Exhibit
- -------           ----------------------
  23              Consent of Independent Public Accountants


                              SINTER METALS, INC.

                              SAVINGS PLAN


                              FINANCIAL STATEMENTS
                              AS OF DECEMBER 31, 1995 AND 1994
                              TOGETHER WITH REPORT OF
                              INDEPENDENT PUBLIC ACCOUNTANTS

                               SINTER METALS, INC.
                               -------------------

                                  SAVINGS PLAN
                                  ------------


                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------



                    Report of Independent Public Accountants

                    Statement of Net Assets Available for Plan Benefits
                      as of December 31, 1995

                    Statement of Net Assets Available for Plan Benefits
                      as of December 31, 1994

                    Statement of Changes in Net Assets Available for
                      Plan Benefits for the Year Ended December 31, 1995

                    Notes to Financial Statements

                    Exhibit 1 -- Item 27a--Schedule of Assets Held for
                      Investment Purposes as of December 31, 1995

                    Exhibit 2 -- Item 27d--Schedule of Reportable Transactions
                      for the Year Ended December 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
Sinter Metals, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sinter Metals, Inc. Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Exhibit 1) and reportable transactions (Exhibit 2) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Cleveland, Ohio,
   March 28, 1996.

                               SINTER METALS, INC.
                               -------------------

                                  SAVINGS PLAN
                                  ------------


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
               ---------------------------------------------------

                             AS OF DECEMBER 31, 1995
                             -----------------------



                                                                              Participant Directed
                                                             ------------------------------------------------------
                                                  Loan       Fidelity
                                                  Fund        Equity       Fidelity       Fidelity       Fidelity
                                                 Holding      Income       Puritan        Magellan     Intermediate
                                                 Account       Fund          Fund           Fund         Bond Fund
                                                 -------     --------      --------       --------     ------------
NONINTEREST-BEARING CASH                       $       625   $     -     $        -       $      -         $ -

INVESTMENTS AT MARKET                                  -       774,430      1,049,185      4,957,284         -

PARTICIPANT CONTRIBUTIONS RECEIVABLE                   -         5,563         10,245         35,332         -

PARTICIPANT LOANS RECEIVABLE                       193,210         -              -              -           -

EMPLOYER CONTRIBUTION RECEIVABLE                       -        71,078        106,492        398,331         -

ACCRUED INCOME RECEIVABLE                                5           1              3             10         -

LOAN INTEREST RECEIVABLE (PAYABLE)                 (10,738)        643          1,168          4,130         -

INTERFUND TRANSFER                                    (158)      9,371        (23,283)        84,428         -
                                               ------------  ----------  -------------  -------------    --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $182,944    $861,446     $1,143,810     $5,479,515       $ -
                                               ============  ==========  =============  =============    ========


                                                         Participant Directed
                                               -------------------------------------------
                                                  Fidelity         Fidelity       Sinter
                                                 Government          Asset        Metals
                                                Money Market        Manager       Stock
                                                    Fund             Fund          Fund          Total
                                                ------------       --------       ------         -----
NONINTEREST-BEARING CASH                         $    -           $    -        $      1     $      626

INVESTMENTS AT MARKET                             594,491          128,916       730,385      8,234,691

PARTICIPANT CONTRIBUTIONS RECEIVABLE                4,591            1,718         2,854         60,303

PARTICIPANT LOANS RECEIVABLE                          -                -             -          193,210

EMPLOYER CONTRIBUTION RECEIVABLE                  114,941           15,460        26,202        732,504

ACCRUED INCOME RECEIVABLE                             -                -               4             23

LOAN INTEREST RECEIVABLE (PAYABLE)                    643              (70)          284         (3,940)

INTERFUND TRANSFER                                (16,573)         (17,475)      (36,670)           -
                                               ------------     ------------  -----------  --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $698,093         $128,549      $723,060     $9,217,417
                                               ============     ============  ===========  ==============



The accompanying notes to financial statements are an integral part of this statement.

                               SINTER METALS, INC.
                               -------------------

                                  SAVINGS PLAN
                                  ------------


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
               ---------------------------------------------------

                             AS OF DECEMBER 31, 1994
                             -----------------------



                                                                             Participant Directed
                                                             ------------------------------------------------------
                                                  Loan       Fidelity
                                                  Fund        Equity       Fidelity       Fidelity       Fidelity
                                                 Holding      Income       Puritan        Magellan     Intermediate
                                                 Account       Fund          Fund           Fund         Bond Fund
                                                 -------     --------      --------       --------     ------------
NONINTEREST-BEARING CASH (OVERDRAFT)             $   -      $    254    $  4,423     $    5,107      $     -

INTEREST-BEARING CASH                                 31         -           -              -              -

INVESTMENTS AT MARKET                                -       451,650     573,656      3,099,497         71,748

PARTICIPANT CONTRIBUTIONS RECEIVABLE                 -         8,937      10,239         52,908          1,200

PARTICIPANT LOANS RECEIVABLE                      93,082         -           -              -              -

EMPLOYER CONTRIBUTION RECEIVABLE                     -        76,974      96,991        439,919         15,765

ACCRUED INCOME RECEIVABLE                              3           1           6             12            767

LOAN INTEREST RECEIVABLE (PAYABLE)                  (378)        492         197          4,242             75

INTERFUND TRANSFER                                   (34)     13,698      93,825       (118,364)       (89,416)
                                                 -------    --------    --------     ----------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $92,704    $552,006    $779,337     $3,483,321      $     139
                                                 =======    ========    ========     ==========      ==========



                                                            Participant Directed
                                                 ----------------------------------------
                                                   Fidelity         Fidelity       Sinter
                                                  Government          Asset        Metals
                                                 Money Market        Manager       Stock
                                                     Fund             Fund          Fund          Total
                                                 ------------       --------       ------         -----
NONINTEREST-BEARING CASH (OVERDRAFT)            $    -             $    -       $     (485)     $    9,299

INTEREST-BEARING CASH                                -                  -              566             597

INVESTMENTS AT MARKET                            349,453             62,890        459,486       5,068,380

PARTICIPANT CONTRIBUTIONS RECEIVABLE               6,436              2,059            -            81,779

PARTICIPANT LOANS RECEIVABLE                         -                  -              -            93,082

EMPLOYER CONTRIBUTION RECEIVABLE                  89,562             22,504            -           741,715

ACCRUED INCOME RECEIVABLE                          1,533                -              -             2,322

LOAN INTEREST RECEIVABLE (PAYABLE)                   513                -              -             5,141

INTERFUND TRANSFER                                45,186              9,834         45,271             -
                                                --------            -------       --------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $492,683            $97,287       $504,838      $6,002,315
                                                ========            =======       ========      ==========


The accompanying notes to financial statements are an integral part of this statement.

                             SINTER METALS, INC.
                             -------------------

                                 SAVINGS PLAN
                                 ------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     ------------------------------------

                                                                            Participant Directed
                                                            -------------------------------------------------------
                                                  Loan         Fidelity
                                                  Fund          Equity     Fidelity      Fidelity        Fidelity
                                                 Holding        Income     Puritan       Magellan      Intermediate
                                                 Account         Fund        Fund          Fund          Bond Fund
                                                ---------     ---------   ----------    ----------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of period                          $   92,704    $552,006    $   779,337    $3,483,321       $    139
                                                ----------    --------    -----------    ----------       --------

INCREASES:
   Investment income                                   154      17,836         32,383        32,618            395
   Transfer between funds                          435,525      28,860         30,309       151,363         15,127
   Employee contributions 401(k)                     -          76,878        127,189       422,690          -
   Employer contributions                            -          83,545        126,163       467,683          -
   Rollover contributions                            -          18,272         18,272         -              -
   Loan interest income                              -             643          1,168         4,130          -
   Realized and unrealized gains                    16,424     160,342        146,946     1,201,266            116
                                                ----------    --------    -----------    ----------       --------

         Total increases                           452,103     386,376        482,430     2,279,750         15,638
                                                ----------    --------    -----------    ----------       --------

DECREASES:
   Benefit payments/withdrawals                    256,068       -              -             -              -
   Transfer between funds                           92,371      76,936        117,957       283,556         15,777
   Realized and unrealized losses                   13,424       -              -             -              -
                                                ----------    --------    -----------    ----------       --------

         Total decreases                           361,863      76,936        117,957       283,556         15,777
                                                ----------    --------    -----------    ----------       --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of period                                  $182,944    $861,446     $1,143,810    $5,479,515       $  -
                                                ==========    ========    ===========    ==========       ========


                                                         Participant Directed
                                                 -------------------------------------
                                                   Fidelity       Fidelity      Sinter
                                                  Government       Asset        Metals
                                                 Money Market     Manager       Stock
                                                     Fund           Fund         Fund        Total
                                                 ------------    ----------     ------       -----
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of period                            $492,683       $  97,287     $504,838    $6,002,315
                                                  --------       ---------     --------    ----------

INCREASES:
   Investment income                                27,918           3,475          128       114,907
   Transfer between funds                           90,565           7,268       27,291       786,308
   Employee contributions 401(k)                    55,654          22,139       32,167       736,717
   Employer contributions                          126,054          18,366       30,479       852,290
   Rollover contributions                            -               -            -            36,544
   Loan interest income                                643           -              284         6,868
   Realized and unrealized gains                     -              15,507      196,737     1,737,338
                                                  --------       ---------     --------    ----------

         Total increases                           300,834          66,755      287,086     4,270,972
                                                  --------       ---------     --------    ----------

DECREASES:
   Benefit payments/withdrawals                      -               -            -           256,068
   Transfer between funds                           95,424          35,423       68,864       786,308
   Realized and unrealized losses                    -                  70        -            13,494
                                                  --------       ---------     --------    ----------

         Total decreases                            95,424          35,493       68,864     1,055,870
                                                  --------       ---------     --------    ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of period                                  $698,093        $128,549     $723,060    $9,217,417
                                                  ========       =========     ========    ==========



The accompanying notes to financial statements are an integral part of this statement.

                               SINTER METALS, INC.
                               -------------------

                                  SAVINGS PLAN
                                  ------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------



1. PLAN DESCRIPTION:
   -----------------

The Sinter Metals, Inc. Savings Plan (the Plan) is a defined contribution and profit sharing plan intended to comply with the provisions of Section 401(a) of the Internal Revenue Code of 1986. The Plan was adopted on January 1, 1992. Prior to 1995, the Plan was formally known as the Pennsylvania Pressed Metals, Inc. Savings Plan. During 1995, the Plan's name was changed to The Sinter Metals, Inc. Savings Plan.

All eligible employees of Sinter Metals, Inc. (the Company) may make pretax contributions upon completion of one hour of service. Additionally, eligible employees of the Company upon completion of one year of service may participate in company matching and employer retirement contributions. All investment decisions are participant directed.

Participants should refer to the Plan document for a full description of the Plan.

Employer Contributions
- ----------------------

The employer matching contribution, if any, will be equal to 25% of the participant's pretax contribution, not to exceed 1% of the participant's compensation. Employer retirement contributions, if any, are made to qualifying employees equal to 4% of the participant's covered compensation regardless of whether the participant makes pretax contributions, as defined by the Plan document.

Participant Contributions
- -------------------------

Participants may contribute, through payroll deduction, from 1% to 14% of compensation. In no event may a participant's pretax contribution exceed $9,240 in 1995 and in 1994.

Participant Loans
- -----------------

Participants may borrow from the Plan any amount greater than $500 but less than 50% of the participant's rollover contribution and pretax contribution adjusted account balance. In no event can the participant borrow more than $50,000. Loans are for a period not exceeding five years and bear interest at the prime rate plus 2% as determined on the first day of the month in which the loan is made.

Vesting
- -------

Participant contributions are at all times 100% vested and nonforfeitable. The accounts for company contributions of all participants who die, become disabled or reach their normal or late retirement age, as defined in the Plan document, are fully vested. The accounts for company contributions of all other participants are determined as follows: a benefit equal to (1) the full value of the participant's pretax contribution account, the employer matching contribution and rollover contribution account plus (2) the nonforfeitable percentage of the employer retirement contribution account according to the following vesting schedule:

                              Years of           Vesting
                              Service          Percentage
                         -----------------     ----------
                         Less than 3               0%
                         3 but less than 4        20
                         4 but less than 5        40
                         5 but less than 6        60
                         6 but less than 7        80
                         7 or more               100

Forfeitures
- -----------

Participants who leave the employ of the Company or incur five consecutive one-year breaks in service forfeit the nonvested portion of their accounts. Such forfeitures are used to reduce current company retirement contributions to the Plan and, if an excess still exists, future company retirement contributions. The Plan contains provisions that allow for reinstatement of the forfeited amounts upon reemployment with the Company or a related company before incurring five consecutive one-year breaks in service, as defined.

Hardship Withdrawals
- --------------------

A participant who suffers a financial hardship, as defined in the Plan document, may request a distribution from his pretax contribution and rollover accounts. The Administrative Committee considers such requests and determines the extent of financial hardship and the distribution to be made. All distributions are made in a single lump-sum payment. Participants should refer to the Plan document for conditions restricting hardship distributions.

2. SIGNIFICANT ACCOUNTING POLICIES:
   --------------------------------

Basis of Accounting
- -------------------

The Plan uses the accrual method of accounting. Investments are stated at market value, as determined by the Plan's trustee. Expenses incurred by the plan administrator and trustee for their services and costs in administering the Plan are paid for by the plan sponsor.

Contributions Receivable
- ------------------------

Contributions are required to be paid within 90 days following the end of the plan year. Participant contributions and employer contributions, consisting of employer matching and retirement contributions (deferred profit sharing amounts), which are not deposited with the trustee at the end of the plan year, are shown as receivables in the accompanying financial statements.

3. INVESTMENTS:
   ------------

The trustee of the investments is The Chase Manhattan Bank, N.A. Chase Manhattan maintains the investments and provides record-keeping functions for the Company. Participant accounts may be invested in whole multiples of 1% in any of six mutual funds and a Company stock fund. A summary of the holdings and investment objective of each mutual fund follows:

FIDELITY EQUITY INCOME FUND -- This fund invests at least 80% of its portfolio in common and preferred stocks and the remainder in debt securities. The goal of this fund is to provide quarterly dividends as well as price appreciation.

FIDELITY PURITAN FUND -- This fund invests in a broad list of high-yielding securities, including common stocks, preferred stocks and bonds issued by a variety of companies and industries. The goal of the fund is to provide income earnings as well as price appreciation.

FIDELITY MAGELLAN FUND -- This fund invests in common stocks and securities convertible into common stocks issued by companies operating in the U.S. and/or abroad, as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies. The goal of the fund is to invest for the long-term through potentially large fluctuations in the stock market.

SINTER METALS STOCK FUND -- This fund invests in the common stock of the Plan's sponsor, Sinter Metals, Inc.

FIDELITY INTERMEDIATE BOND FUND -- This fund invests in corporate debt obligations rated Baa or better by Moody's Investors Service, Inc. or BBB or better by Standard & Poor's Corporation. The fund also invests in obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities and in obligations of U.S. banks, including certificates of deposit and banker's acceptances. The average portfolio maturity ranges from three to ten years. The goal of this fund is to build capital gradually through moderate appreciation and the compounding of income.

FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO -- This portfolio invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. Additionally, the portfolio's holdings, not the portfolio itself, are backed by the U.S. government. The goal of this portfolio is to provide preservation of capital with a low-risk level.

FIDELITY ASSET MANAGER FUND -- This fund invests in common stock and bonds issued by companies operating in the U.S. and/or abroad. The fund also invests in short-term instruments. The goal of this fund is to provide high total return with reduced risk over the long term.

Each of these funds received an unqualified opinion from its independent public accountant on net assets as of the fund's respective year-end.

4. PLAN TERMINATION:
   -----------------

Although it has not expressed any intent to do so, the Company by action of its Board of Directors has the right to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination or any partial termination, the accounts of all participants will become fully vested and nonforfeitable.

5. TAX STATUS:
   -----------

The Plan is qualified under the Internal Revenue Code as exempt from federal income taxes. The Plan obtained its latest determination letter on December 22, 1993 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Amendments have been made to the Plan subsequent to December 22, 1993. The plan administrator believes that the Plan, as designed, remains in accordance with all federal and ERISA regulations to qualify as tax exempt. Accordingly, no provision for federal income taxes has been provided in the accompanying financial statement. Annually, informational tax returns are prepared and filed with the Internal Revenue Service.

6. RECONCILIATION TO FORM 5500:
   ----------------------------

The statement of changes in net assets available for plan benefits reconciles as follows to Form 5500:

1995 Form 5500:
- ---------------
Net assets at end of year                                       $9,170,652

1995 Statement of Changes in Net
Assets Available for Plan Benefits:
- -----------------------------------

Net assets at beginning of year                  $6,002,315
Additions                                         4,270,972
Deductions                                        1,055,870
                                               -------------

         Subtotal                                                9,217,417
                                                             --------------

Difference                                                   $      46,765
                                                             ==============

The difference in net assets is related to the treatment of benefits payable. For purposes of the financial statements, benefits payable to plan participants are treated as a component of net assets available for plan benefits, with the related amounts disclosed in the financial statements, whereas the Form 5500 treats benefits payable as a reduction in net assets available for plan benefits.

7. CERTIFIED INFORMATION:
   ----------------------

Chase Manhattan Bank, N.A., the trustee of the Plan, has certified that the following information in the accompanying financial statements and schedules are complete and accurate:

     a.  Net assets available for benefits at December 31, 1994 and 1995.

     b. Changes in net assets available for benefits for the period January 1, 1994 to December 31, 1995.

     c.  Investments held as of December 31, 1995.

     d. Reportable transactions for the period January 1, 1995 to December 31, 1995.

                                                                       EXHIBIT 1



                               SINTER METALS, INC.
                               -------------------

                                  SAVINGS PLAN
                                  ------------


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                                DECEMBER 31, 1995
                                -----------------


                   EMPLOYER IDENTIFICATION NUMBER: 25-1151074
                   ------------------------------------------

                                PLAN NUMBER: 001
                                ----------------


                  Description                        Cost         Market
- ------------------------------------------------  -----------  ------------
Fidelity Equity Income Fund                       $   644,038  $    774,430
Fidelity Puritan Fund                                 955,376     1,049,185
Fidelity Magellan Fund                              4,117,326     4,957,284
Fidelity Government Money Market Fund                 594,491       594,491
Fidelity Asset Manager Fund                           117,954       128,916
Sinter Metals Stock Fund                              584,652       730,385
Outstanding Participant Loan Balance                  193,210       193,210
                                                 ============= =============
                                                   $7,207,047    $8,427,901
                                                 ============= =============

              The accompanying notes to financial statements are an
                         integral part of this schedule.

                                                                       EXHIBIT 2


                               SINTER METALS, INC.
                               -------------------

                                  SAVINGS PLAN
                                  ------------


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                  ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------


                   EMPLOYER IDENTIFICATION NUMBER: 25-1151074
                   ------------------------------------------

                                PLAN NUMBER: 001
                                ----------------


During 1995, the Sinter Metals, Inc. Savings Plan had the following "reportable transactions," as defined, involving an amount in excess of 5% of the net assets available for plan benefits at the beginning of the year:

                                               Number       Number                          Aggregate      Aggregate
                                                 of           of           Aggregate          Sales         Cost of      Realized
                                              Purchases      Sales      Purchase Price        Price       Assets Sold      Gain
                                             ----------    ---------   -----------------   -----------   -------------  ----------
Fidelity Equity Income Fund                      26           16          $    258,365      $  70,072       $  61,528     $ 8,544
Fidelity Puritan Fund                            26           18               437,893         88,224          82,549       5,675
Fidelity Magellan Fund                           20           27             1,239,404        330,429         292,789      37,640
Fidelity Government Money Market Fund            36           16               322,555         77,518          77,518       -
Financial Square Prime Obligation  Money
   Market                                       199          143             1,748,604      1,748,604       1,748,604       -
Temporary Fund B                                 30           27               286,657        286,657         286,657       -



The accompanying notes to financial statements are an integral part of this schedule.